Exhibit 99.1

Medicine Man Technologies Reports Second Quarter 2017 Results

DENVER, CO, August 17, 2017 -- Medicine Man Technologies Inc. (OTCQB: MDCL), one of the United States' leading cannabis branding and consulting companies, reported financial results for the quarter ended June 30, 2017.

Financial and Business Highlights:

•	Revenues increased by 489% to $882,353 in the second quarter of 2017, from $149,766 in the corresponding period in 2016, driven by higher consulting-based revenues and the contribution of the newly acquired Pono Publications and Success Nutrient businesses
•	The acquisitions of Pono Publications and Success Nutrients provide industry leading cannabis cultivation technologies and products. These businesses generated $352,158 of revenue in the second quarter of 2017, providing full-quarter contributions to Company revenue
•	Brett Roper named as Chief Executive Officer at the first annual shareholders meeting, replacing Andrew Williams who assumed Brett Roper’s prior role as Chairperson of the Board of Directors
•	Named recognized cannabis cultivation expert, Joshua Haupt, as Chief Cultivation Officer
•	The Company experienced extraordinary one-time expenses related to acquisition costs and stock compensation totaling $4,579,019, which accounted for more than the entire net loss in the second quarter of 2017
•	Subsequent to the end of the second quarter, Medicine Man completed the acquisition of Denver Consulting Group in July 2017
•	Demand for services and recent acquisitions have allowed our Company to grow from 5 full time and 2 part time positions at year end 2016 to 19 full time and 2 part time positions as of this date
•	We have increased our Board of Directors to five persons, three of which are independent and held our first annual shareholder meeting in Denver on June 3, 2017

“We are pleased with our second quarter results, which reflect the integration of Pono Publications, led by its flagship the Three A Light™ publication and Success Nutrients into Medicine Man Technologies,” commented Brett Roper, Chief Executive Officer of the Company. “We view these acquisitions as transformational, as not only do these businesses provide the Company with industry leading cultivation methodologies that we are already leveraging across our broad range of product and consulting services offerings, but also bring Joshua Haupt, their founder and a world-renowned cannabis cultivation thought leader, to Medicine Man Technologies as our Chief Cultivation Officer. We look forward to continuing to execute on our Brand Warehouse acquisition strategy, seeking synergistic companies across the cannabis industry that can support our U.S. and international expansion plan,” concluded Mr. Roper.

Business Highlights

During the second quarter of 2017, Medicine Man added 13 new clients, spanning the states of Florida, Arkansas, Ohio, Michigan, Nevada, and California. Subsequent to the end of the quarter, the Company added one Ohio based processing application group, three Arkansas based dispensary application groups, two Florida based application groups, and two Michigan cultivation/processor application group, and one Canadian cultivation entity bringing our total active clients number (including DCG Legacy Clients) up to 44. Revenue generation for the Company is expected to run through the entirety of the general application process as determined by each state.

The initial Cultivation Max harvest clients in Nevada are expected later in the third quarter of 2017, from which Medicine Man expects to earn initial revenues beginning in the fourth quarter of this year.

The Company remains encouraged by the prospects for rapid expansion of its product and service footprint resulting from recent acquisitions. Medicine Man continues to experience a robust pace of inquiries on the west coast and elsewhere in the United States for its services, driven by its Denver Consulting Group division, the Company’s internal marketing and event presence, and its Three A Light publication and Success Nutrients business presence.

Results of Operations for the three months ended June 30, 2017 and 2016

During the three months ended June 30, 2017, Medicine Man generated revenues of $882,353, which represented an increase of 489% over the same period in 2016. Second quarter 2017 revenue consisted of consulting/licensing fees of $527,895, product sales of $352,158 and the balance from fees arising from our participation in cannabis seminars. In the three months ended June 30, 2016, revenue totaled $149,766, consisting of $142,986 from consulting/licensing fees, and the balance from seminars.

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Cost of services, consisting of expense related to delivery of services and product procurement, was $272,001 during the three months ended June 30, 2017, compared to $44,177 during the comparable period in 2016, with the increase largely attributable to the addition of product procurement expenses and increases in wages. The Company notes that during the second quarter of 2017, Medicine Man had eight full-time and two part-time employees, as compared to three full-time and two part-time employees in the second quarter of 2016.

Operating expenses during the three months ended June 30, 2017, were $5,172,869, including a one-time stock compensation expense of $4,480,318, compared with $207,059 in the corresponding period in 2016. General and administrative expense in the three months ended June 30, 2017 totaled $331,425, compared to $197,879 during the three months ended June 30, 2016. Increased operating expenses during the three months ended June 30, 2017 included professional fees of $141,953 and advertising expense of $56,025. Advertising expense during the three months ended June 30, 2016 totaled $9,180. During the three months ended June 30, 2017, the Company incurred $98,701 in one-time acquisition costs related to the Pono and Success acquisitions.

Net loss for the three months ended June 30, 2017 was $4,494,435, or $0.23 per share, compared to net loss of $99,662, or $0.01 per share, during the three months ended June 30, 2016, primarily due to one-time costs related to stock compensation.

Results of Operations for the six months ended June 30, 2017 and 2016

During the six months ended June 30, 2017, we generated revenues of $1,423,489, which represented an increase of 307% over the same period in 2016. Six-month 2017 revenue consisted of consulting/licensing fees of $1,067,109, product sales of $352,158 and the balance of fees arising from our participation in cannabis seminars. In the six months ended June 30, 2016 revenue totaled $349,381, consisting of $337,221 from consulting/licensing fees, and the balance from seminars. This increase was due to the acquisition of Pono and Success, growth in our service model and growth within our client base.

Cost of services, consisting of expense related to delivery of services and product procurement, was $437,160 during the six months ended June 30, 2017, compared to $181,618 during the comparable period in 2016, with the increase largely attributable to the addition of product procurement expenses and increases in wages from an expanded employee base, as discussed earlier.

Operating expenses during the six months ended June 30, 2017, were $5,401,754, including a one-time stock compensation expense of $4,480,318. General and administrative expense were $435,296, compared to $312,217 during the six months ended June 30, 2016. Increased operating expenses during the six months ended June 30, 2017 included additional cost incurred related to professional fees of $233,483, as well as $89,509 in advertising expense, compared to advertising expenses of $21,672 during the same period in 2016. The Company has increased its investment substantially in the Marijuana Business Daily conference offerings as well as publication platform based upon their continued growth in popularity and prospect generation capacities. During the six months ended June 30, 2017, the Company incurred $98,701 in one-time acquisition costs related to the Pono and Success acquisition.

Net loss during the six months ended June 30, 2017 totaled $4,383,271, or $0.22 per share, compared to net loss of $213,518, or $0.02 per share, for the six months ended June 30, 2016, with the increase primarily driven by one-time stock-based compensation costs, as discussed above.

At June 30, 2017, the Company reported cash and cash equivalents of $200,600, compared with $351,524 at December 31, 2016. At June 30, 2017, receivables were $231,399, compared with $25,000 at June 30, 2016, with the increase attributable to collections of earned income that were due near the end of the quarter, that have been fully collected subsequent to the end of the quarter.

About Medicine Man Technologies, Inc.

Established in March 2014, the Company secured its first client/licensee in April 2014. To date, the Company has provided guidance for several clients that have successfully secured licenses to operate cannabis businesses within their state. It currently has twenty eight active clients in 12 states and Puerto Rico, focusing on working with clients to 1) utilize its experience, technology, and training to help secure a license in states with newly emerging regulations, 2) deploy the Company's highly effective variable capacity constant harvest cultivation practices through its deployment of Cultivation MAX, and eliminate the liability of single grower dependence, 3) avoid the costly mistakes generally made in start-up, 4) stay engaged with an ever expanding team of licensees and partners, all focused on quality and safety that will 'share' the ever-improving experience and knowledge of the network, and 5) continuing the expansion of its Brands Warehouse concept.

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Safe Harbor Statement

This press release may contain forward looking statements which are based on current expectations, forecasts, and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those anticipated or expected, including statements related to the amount and timing of expected revenues and any payment of dividends on our common and preferred stock, statements related to our financial performance, expected income, distributions, and future growth for upcoming quarterly and annual periods. These risks and uncertainties are further defined in filings and reports by the Company with the U.S. Securities and Exchange Commission (SEC). Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors detailed from time to time in our filings with the Securities and Exchange Commission. Among other matters, the Medicine Man Technologies may not be able to sustain growth or achieve profitability based upon many factors including, but not limited to, general stock market conditions. Reference is hereby made to cautionary statements set forth in the Company's most recent SEC filings. We have incurred and will continue to incur significant expenses in our expansion of our existing and new service lines, noting there is no assurance that we will generate enough revenues to offset those costs in both the near and long term. Additional service offerings may expose us to additional legal and regulatory costs and unknown exposure(s) based upon the various geopolitical locations where we will be providing services, the impact of which cannot be predicted at this time.

Contact Information:

KCSA Strategic Communications

MDCL@kcsa.com

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MEDICINE MAN TECHNOLOGIES, INC.

STATEMENT OF COMPREHENSIVE (LOSS) AND INCOME

For the Three and Six Months Ended June 30, 2017 and 2016

Express in U.S. Dollars

	Three Months Ended June 30,		Six Months Ended June, 30
	2017	2016	2017	2016

Operating revenues
Product sales	$229,214	$–	$229,214	$–
Product sales - related party	122,944	–	122,944	–
Licensing fees	301,313	142,986	501,313	337,221
Consulting fees	226,582	–	565,796	$–
Seminar fees	2,300	6,780	4,222	12,160
Total revenue	882,353	149,766	1,423,489	349,381

Cost of services
Cost of services	$245,965	$44,177	$411,124	$181,618
Cost of services - related party	26,036	–	26,036	–
Total cost of services	272,001	44,177	437,160	181,618

Gross profit	$610,352	$105,589	$986,329	$167,763

Operating expenses
General and administrative	$331,425	$197,879	$435,296	$312,217
Professional services	141,953	–	233,483	–
One-time Acquisition costs	98,701	–	98,701	–
Stock based compensation expense	4,480,318	–	4,480,318	49,200
Advertising	56,025	9,180	89,509	21,672
Salaries	64,447	–	64,447	–
Total operating expenses	$5,172,869	$207,059	$5,401,754	$383,089

Income from operations	$(4,562,517)	$(101,470)	$(4,415,425)	$(215,326)

Other income/expense
Interest income	$(7,480)	$(1,808)	$(14,877)	$(1,808)
Net gain on derivative	(82,373)	–	(131,382)	–
Interest expense related to convertible notes	21,990	–	44,329	–
Loss on management fee contracts	–	–	70,257	–
Net unrealized (loss) on available for sale securities	–	–	(262)	–
Other income	(219)	–	(219)	–
Total other expense	(68,082)	(1,808)	(32,154)	(1,808)

Net income (loss)	$(4,494,435)	$(99,662)	$(4,383,271)	$(213,518)

Earnings per share attributable to common shareholders:
Basic and diluted (loss)/earnings per share	$(0.23)	$(0.01)	$(0.22)	$(0.02)
Weighted average number of shares outstanding - basic and diluted	19,548,087	10,092,500	19,548,087	10,031,875

Other comprehensive income (loss), net of tax
Net unrealized (loss) on available for sale securities	(9,248)	(16,000)	(10,551)	(5,600)
Total other comprehensive income (loss), net of tax	(9,248)	(16,000)	(10,551)	(5,600)

Comprehensive gain (loss)	$(4,503,683)	$(115,662)	$(4,393,822)	$(219,118)

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MEDICINE MAN TECHNOLOGIES, INC.

BALANCE SHEETS

Express in U.S. Dollars

	June 30, 2017	December 31, 2016

Assets
Current assets
Cash and cash equivalents	$200,600	$351,524
Accounts receivable, net	231,399	25,000
Accounts receivable - related party	24,294	–
Available for sale securities	17,701	13,998
Short-term note receivable	278,893	264,016
Inventory	109,174	–
Other assets	50,006	27,479
Total current assets	912,067	682,017

Non-current assets
Fixed assets, net accumulated depreciation of $46,278	$154,033	$42,126
Intangible assets, net accumulated amortization of $3,055	72,869	3,708
Goodwill	6,301,080	–
Total non-current assets	6,527,982	45,834

Total assets	$7,440,049	$727,851

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$32,328	$–
Derivative liability	23,017	294,002
Other liabilities	10,713	175
Total current liabilities	66,058	294,177

Long-term liabilities
Note payable - related party	$58,280	$–
Convertible loan	675,000	810,000
Total long-term liabilities	733,280	810,000

Total liabilities	799,338	1,104,177

Commitments and contingencies, note 13
Shareholders’ equity
Common stock $0.001 par value, 90,000,000 authorized, 18,948,087 and 10,402,500 were issued and outstanding June 30, 2017 and December 31, 2016, respectively	$19,118	$10,403
Additional paid-in capital	10,327,876	1,026,052
Additional paid-in capital - Warrants	2,100,318	–
Accumulated other comprehensive income (loss)	(14,854)	(4,303)
Retained earnings	(5,791,747)	(1,408,478)
Total shareholders' equity	6,640,711	(376,326)

Total liabilities and stockholders’ equity	$7,440,049	$727,851

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MEDICINE MAN TECHNOLOGIES, INC.

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2017 and 2016

Expressed in U.S. Dollars

	2017	2016
Cash flows from operating activities
Net income for the period	$(4,383,271)	$(213,518)
Adjustments to reconcile net income to net cash provided by operating activities
Loss (gain) on derivative, net	(131,382)	–
Stock based compensation	4,480,318	49,200
Depreciation and amortization	24,822	8,531
Changes in operating assets and liabilities
Short term note receivable	(14,877)	(100,000)
Accounts receivable	(230,693)	70,447
Inventory	(109,174)	–
Other assets	(83,085)	(26,765)
Accounts payable and other liabilities	99,725	(12,429)
Net cash used from operating activities	(347,617)	(224,534)

Cash flows from investing activities
Purchase of assets	$(205,890)	$–
Proceeds from AFS securities, net	(10,551)	–
Acquisition investment	233,357	–
Net cash earned in investing activities	16,916	–

Cash flows from financing activities
Cash raised by sale of convertible debt	179,777	–
Net cash earned for financing activities	179,777	–

Net decrease in cash and cash equivalents	$(150,924)	$(224,534)
Cash and cash equivalents - beginning of year	351,524	262,146
Cash and cash equivalents - end of year	$200,600	$37,612

Non-Cash Transactions
Acquisition investment	$233,357	$–

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